CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Numbers 333-84453, 333-54580, 333-65848, and 333-101109 of iQ Power AG on Form S-8 of our report dated June 28, 2005, appearing in this Annual Report on Form 20-F of iQ Power AG for the year ended December 31, 2004.

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Munich, Germany
June 28, 2005